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03053034

fn 4-30

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2003
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~801-39426~~ 8-40070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pelmerco, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 First Avenue North, Suite 720
(No. and Street)

Minneapolis (City) MN (State) 55401-1746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Slocum 612-338-7020 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor, Gearty & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane, Suite 100 (Address) Plymouth (City) MN (State) 55447 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey C. Slocum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pelmerco, Ltd., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KERRY L MUMMAH
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Jeffrey C. Slocum
Signature

President
Title

Kerry L. Mummah
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

PELMERCO, LTD.

Financial Statements

January 31, 2003 and 2002

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com



O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pelmerco, Ltd.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Pelmerco, Ltd. as of January 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pelmerco, Ltd. as of January 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

O'Connor, Gearty & Co., Ltd.

March 4, 2003

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

PELMERCO, LTD.

Statements of Financial Condition
January 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets:		
Cash	$ 863	$ 1,312
Money market mutual fund	21,223	20,920
Commissions receivable	24,265	26,496
TOTAL ASSETS	$ 46,351	$ 48,728
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accrued expenses	$ 24,265	$ 26,496
Income taxes payable	-	44
Total Current Liabilities	24,265	26,540
Stockholder's Equity:		
Common stock, no par value; 1,000,000 authorized shares; 10,000 issued shares	10,000	10,000
Additional paid-in-capital	800	800
Retained earnings	11,286	11,388
Total Stockholder's Equity	22,086	22,188
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 46,351	$ 48,728

See accompanying notes to financial statements

PELMERCO, LTD.

Statements of Income
For the Years Ended January 31, 2003 and 2002

	2003	2002
REVENUE:		
Commissions earned	$ 311,931	$ 283,621
Interest and dividends	303	726
Total revenue	312,234	284,347
OPERATING EXPENSES:		
Management fees, related company	311,931	283,621
Miscellaneous expenses	405	433
Total operating expenses	312,336	284,054
Net income (loss) before taxes	(102)	293
Income tax expense	-	44
NET INCOME (LOSS)	$ (102)	$ 249

See accompanying notes to financial statements

PELMERCO, LTD.

Statements of Changes in Stockholder's Equity
For the Years Ended January 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance January 31, 2001	$ 10,000	$ 800	$ 11,139	$ 21,939
Net Income			249	249
Balance January 31, 2002	10,000	800	11,388	22,188
Net Loss			(102)	(102)
Balance January 31, 2003	$ 10,000	$ 800	$ 11,286	$ 22,086

See accompanying notes to financial statements

PELMERCO, LTD.

Statements of Cash Flows
For the Years Ended January 31, 2003 and 2002

	2003	2002
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:		
Net Income (Loss)	$ (102)	$ 249
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Change in assets and liabilities:		
Decrease in commissions receivable	2,231	12,378
Decrease in accrued expenses	(2,231)	(12,378)
Decrease in income taxes payable	(44)	(67)
Total adjustments	(44)	(67)
Net cash provided by operating activities	(146)	182
Cash - Beginning of year	22,232	22,050
Cash - End of year	$ 22,086	$ 22,232
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash includes cash in bank and cash equivalents such as money market mutual funds.		
Income taxes paid	$ 44	$ 111

PELMERCO, LTD.

Notes to Financial Statements
For the Years Ended January 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

Nature of Business

Pelmerco, Ltd. was incorporated on September 1, 1987, pursuant to the State of Minnesota statutes. The Company is a broker-dealer registered to do business in Minnesota under the SEC Rule 15c3-1(a)(2). All commissions earned are from transactions with one company located in California.

The Company conducts investment transactions, if any, only with other registered broker-dealers. The Company holds no customer securities or cash.

Allowance for Doubtful Accounts

The Company uses the reserve method for estimating uncollectible commissions receivable. No allowance for doubtful accounts has been provided as management believes all receivables are collectible.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all cash in bank accounts and money market mutual funds to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

Pelmerco, Ltd. derives all of its commission revenue by brokering transactions for an affiliated corporation, related through common control.

In addition, the Company has an agreement with the affiliate to provide management services to the Company. Under the agreement, the Company paid a monthly management fee equal to its net profit in excess of the maintenance of its minimum net capital requirements. In exchange, the affiliate assumed most operating expenses of the Company including rent, accounting, office expenses, and personnel costs.

PELMERCO, LTD.

Notes to Financial Statements
For the Years Ended January 31, 2003 and 2002

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

The primary financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market mutual funds and commissions receivable. Commissions receivable are from a single customer. Management believes its credit risk with respect to receivables is limited due to its long-standing relationship with its customer and prompt payment history. As of January 31, 2003 and 2002, management believes the Company had no significant credit risk issues.

The Company maintains a checking account at a financial institution located in Minneapolis, Minnesota. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company also maintains a money market mutual fund that is not insured by the FDIC. At January 31, 2003 and 2002, the Company had uninsured cash balances of $21,223 and $20,920, respectively.

NOTE 4 - INCOME TAXES

The company accounts for income taxes under FASB Statement 109, the liability method of accounting for deferred income taxes.

Income tax (expense) benefit is as follows:

2003	Current	Deferred	Total
Federal	$ --	$ --	$ --
State	--	--	--
Total	$ --	$ --	$ --

2002	Current	Deferred	Total
Federal	$ 44	$ --	$ 44
State	--	--	--
Total	$ 44	$ --	$ 44

Deferred taxes result from temporary differences in the recognition of income and expenses for financial statement and income tax purposes. The Company's income tax return is prepared on a cash basis. Deferred income taxes are provided on earnings from accounts receivable, expenses from accrued liabilities, and state net operating loss carry forwards which are not recognized on a cash basis income tax return.

PELMERCO, LTD.

Notes to Financial Statements
For the Years Ended January 31, 2003 and 2002

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness as defined. Net capital and aggregate indebtedness fluctuate on a daily basis. However, as of January 31, 2003 and 2002, the Company's ratio of aggregate indebtedness to net capital was 1.12 to 1 and 1.22 to 1, respectively. Net capital exceeded capital requirements by $16,662 and $16,770 respectively.



O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

Independent Auditors' Report

Supplementary Information

In connection with our audit of the financial statements of Pelmerco, Ltd. for the years ended January 31, 2003 and 2002, we also audited the supplementary supporting schedules that follow. In our opinion, such schedules present fairly the information required to be reported by Rules 17a-5(d) (3) and (4) of the Securities Exchange Act in relation to the basic financial statements taken as a whole.

O'Connor, Gearty & Co., Ltd.

March 4, 2003

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

PELMERCO, LTD.

Computation of Net Capital, Basic Net Capital Requirements, and Aggregate Indebtedness For the Years Ended January 31, 2003 and 2002

	2003	2002
NET CAPITAL:		
Total assets	$ 46,351	$ 48,728
Total liabilities	(24,265)	(26,540)
Net worth	22,086	22,188
Less: Nonallowable assets	--	--
Tentative net capital	22,086	22,188
Less: Appropriate securities haircuts	(424)	(418)
Net capital	$ 21,662	$ 21,770
BASIC NET CAPITAL REQUIREMENTS:		
Net capital	$ 21,662	$ 21,770
Minimum net capital required	(5,000)	(5,000)
Excess net capital	$ 16,662	$ 16,770
AGGREGATE INDEBTEDNESS:		
Total liabilities	$ 24,265	$ 26,540
Ratio of aggregate indebtedness to net capital	1.12	1.22
NET CAPITAL RECONCILIATIONS:		
Net capital as previously reported by the Company in Focus Report, Form X-17A-5, Part IIA	$ 21,662	$ 21,814
Audit adjustments to net worth:		
Increase in income taxes payable	0	(44)
Audit adjustment to nonallowable assets:		
None	0	0
Net capital	$ 21,662	$ 21,770

See independent auditors' report on supplementary information

PELMERCO, LTD.

Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

January 31, 2003 and 2002

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from reserve requirements.

PELMERCO, LTD.

Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3

For the Years Ended January 31, 2003 and 2002

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of January 31, 2003 and 2002, and no facts came to our attention that such conditions had not been complied with during the periods.



O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Director and Shareholder
Pelmerco, Ltd.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Pelmerco, Ltd. for the year ended January 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Pelmerco, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(1)(11) and for determining the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

Errors or irregularities may occur and not be detected because of inherent limitations in any internal control structure or the practices and procedures referred to above. Projection of any evaluation of current internal control practices and procedures to future periods is subject to the risk that the current internal control practices and procedures may become inadequate due to changes in condition in the Company. In addition, the effectiveness of the current design and operation of the internal control practices and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

O'Connor, Geaty & Co., Ltd.

March 4, 2003